Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

The following transcript relates to a presentation given by Boston Scientific’s Chief Financial Officer at the Lehman Brothers Ninth Annual Global Healthcare Conference and made available on Boston Scientific’s website.  The slide presentation relating to the following transcript has been separately filed with the Securities and Exchange Commission.

Transcript

Unidentified Speaker

As most of you also know I am recommending the stock still, been recommending it for awhile, love it down here, looking forward to hearing the presentation. Again, breakout will be upstairs. And I will hand it over to Larry. Thanks.

Larry Best  - Boston Scientific - CFO

Thank you very much. Good afternoon. I guess this is the non golfing crowd here. I’m glad to have you. I’ll try in 25 minutes to give you as thorough update as I can and then answer any questions either here or in the breakout.

We will be making some forward-looking statements or maybe many forward-looking statements pretty so our Safe Harbor clause continues to expand it seems. It does apply.

I always start with the same slide; this is our report card for the last 26 years. We finished last year with a record year of $6.3 billion; 90% of sales, 90% of that $6.3 billion comes from a number one market share positions. We find that pretty amazing. So not only have we built aggressively over the past decade, we have also built right in that we have number one market shares in over literally 100 different markets and I will talk a little bit more about that.

This slide if you take it back to 1994, a decade ago or so, it is pretty spectacular, pretty exciting. We’re very proud of it. I think the next five plus years is even going to be more exciting and that’s kind of hard to believe. When you spend 20 some billion dollars actually you can make something like that hopefully happen. At least we are hoping that.

When you look at Boston Scientific today this is kind of what we looked like that the end of 2005. You can see 40% of our business is drug-eluting stent technology or TAXUS. That means that we have succeeded. We are the leader in drug-eluting stents, have been almost every place where we participate. That is good news and bad news. The good news is it is close to 90% gross margins. We’ve got lead market share with about 55%. The bad news is people think you can only go down from here. And that the market is highly penetrated which it is substantially penetrated.

But the rest of our business is also pretty amazing and interesting. And all of our margins are in the 75% range. We’re very profitable. We’ve been averaging around a 33%, 34% operating margin, 77% gross margin. So we built something here that we’ve been working on for over a decade or so. We built something to last. We’re long-term players; over 30% of our Company is owned by insiders. That is unusual to have a $20 billion market cap Company and 30% of it is owned by insiders.

The problem is we get somewhat — we’re burden by our success with this dependency people say on TAXUS. That is the bad news, so we’re burdened by the success of TAXUS so we have to do something about it. And for years we’ve had a mission to go right after interventional medicine and be the leader. We’ve been the leader in interventional medicine for quite some time, over a decade. No one is bigger than us in catheter based interventions. And now we’re beginning, actually in 2004, we began to change our mission, broaden our mission and go into other parts of the device world and I will talk about that in a minute.

This gives you an idea of the breadth and depth of Boston Scientific. If you take TAXUS out of the numbers, this is what we’d look like. We have 74 different franchises. We have 270 different product categories. And keep in mind most of these are number one market share positions. So where we participate we tend to have a 40%, 50%, 60%, 70% market share. We rarely have a 20%, 25% position. When we plant our feet someplace, we plan to be number one. Occasionally we are number of two but we plan to be number one and so far in 2006, 2005 we closed the year 90% of our sales number one market shares.

This give you a picture of how our footprint in the largest part of what we do, interventional cardiology. We are the market leader. We have fought off all of the big players, J&J, Medtronic, Guidant and other smaller players along the way. We acquired Schneider in the past. We acquired SciMed in the past. We really had a goal to become number one in interventional cardiology and we’ve been one number in the cath lab for some time.

On the non-interventional cardiology front we also are the leader. We’re the biggest player in what we call interventional medicine outside of cardiovascular. We’ve built something pretty impressed here and we’re very proud of it. The most exciting part of what we plan on doing and building the Company further is that it’s more exciting over the next 5 to 10 years than it has been I think over the past ten years.

We have been strategically building the Company effectively. We’ve made many acquisitions. I can’t remember one that we’ve written off or closed down. So we’ve been pretty successful. We’ve had a lot of luck. You cannot have the kind of numbers of acquisitions and a consolidation that we’ve rolled up without some luck. We’ve had a lot of luck. We managed our luck by staying within our space. Almost all of our acquisitions over this period in time, the growth of Boston Scientific has been in areas that we know. And so we can assess technology and we tend to buy the best. You can see over the last decade we grew top-line 20% and bottom-line north of 40%. If I was a year out earlier phase and looked back 2005, 2004 and beyond we actually in that 10-year period grew almost 30% top-line, 35% bottom-line. This is something that is not new. We just didn’t start growing. We’ve been growing for a long time and we’ve been growing very profitably.

Let’s look at interventional cardiology today. This is the, cardiovascular medicine is the sweet spot in medical technology, metal device. This is where you want to be. This is where the profitability is good, the demographics are huge and the value chain is the best. It’s a $10 billion market today. We own about 45% of that market. So you can see where we sit today. And this is before the Guidant acquisition.

Our position today with TAXUS you can see it. We spent seven years developing TAXUS; J&J spent seven years developing Cypher. They did a great job, we did a great job. We both went at it in a different way and lo and behold our data and our safety and efficacy is almost equivalent. In fact most people today will say it is equivalent. You can see, however, from a competitive standpoint in 2003, J&J had 86% of the drug-eluting stent market; in 2004 that was reduced to 44%.

So we’re doing something right with the sales and marketing. We’re doing something right with the technology. We’ve been the leader ever since we’ve launched. Last year, 2005, we closed out with roughly 54% market share for the year. So we’re not afraid of the big guys. We do pretty well. We’re still very fast-moving, decisive entrepreneurial management team. Our management team has been intact for over a decade. We have very little turnover and we play ball the same way we played when we were $500 million. We are fast, we make decisions, we take risks and we are bold.

However, after saying all that the market dynamics for the largest market that we are in, the good news it’s $5 + billion. There’s not many $5 + billion markets in medical devices for one technology. But in drug-eluting stents, there is $5 to $6 billion market. The problem is the forecast by Wall Street is over the next four or five years it’s going to maintain itself at a very single digit like growth rate. When you are the leader in this market and you have no place perceived, no place to go but down, you got a problem. We’ve been working on this problem for some time. And obviously that was the impetus, if you will, for the exciting Guidant transaction that we’re about to close hopefully in a matter of weeks.

This is the drug-eluting stent market. The interventional cardiology market is very, very, very rich. Barriers to entries are high. Everything is good except when you’re trying to grow double digits top and bottom line you need diversification, you need tickets into some other markets and that is what the Guidant transaction is all about.

Now the Guidant transaction isn’t our first move into something other than catheters. We actually made that decision in 2004 with the acquisition of Advanced Bionics. And so far that has been very good. We think we have one of the broadest pipelines in this new way underpenetrated market called neurostimulation. We are very excited about the neurostim market. We think that this market is going to grow double digits for many, many years and we are just in our infancy with a very exciting pipeline.

You can see that since we bought it we’ve taken it from a $46 million our first year out to $150 million this year. I’m sure that it will be in excess of 200 and some million next year. And I think it will be $1 billion franchise sooner as opposed to later. A lot of exciting opportunities in spinal implants, cochlear, we’ve got a [buy-in] technology going after migraines, going after the incontinence market. It’s an exciting franchise for us to be a part of.

There are some synergies too. And that’s where the Guidant transaction comes in. It’s just at a much different level. The Guidant transaction for Boston Scientific is clearly a transforming transaction, it changes the complexion of Boston Scientific. It solves I think the problem that Wall Street has seen for a number of maybe a year or two especially with the success of TAXUS. We need to be diversified. We can’t be reliant on one product and that product being a market that perhaps is seeing single digit growth.

So our first step was to change broadened our mission into microelectronics where we paid $740 million for Advanced Bionics and then within 24 months we were paying $27 billion for Guidant. You can see it is transforming in a lot of different ways. But it really I think will put us in another league in medical devices. I think this puts us in the big leagues and I think it may put us in a position of leadership as being the pre-eminent medical device company five or six, seven years from now, at least that is our goal.

If you look at the market for just cardiovascular medicine which is the largest market in medical devices, you can see in 2005 numbers this is a $19 billion market to participate in. This includes peripheral vascular and neurovascular but it includes the broad term of cardiovascular therapies. We currently in 2005 ended the year we own about 23% of this $19 billion market, the leader is Medtronic with about 27. You can see us already on the heels of Medtronic in cardiovascular medicine. And you can see the other participants.

What this transaction which hopefully close in the next four weeks, will do for us is something like this, with the same data point of $19 billion market in 2005. It would take as to a 35% footprint in cardiovascular medicine eclipsing Medtronic, perhaps J&J, St. Jude and you see a new competitor. It enables, this transaction enables a new competitor that I think is going to be very formidable in the years to come and that is Abbott Laboratories who will be buying from us the Guidant Vascular Interventions Group. So you have the Guidant split, CRM going to Boston Scientific, vascular intervention going to Abbott. I think Abbott is going to do extremely well. I think you will see that — my prediction is over the next say three to five years, Abbott will be one of the leaders in vascular interventions. One of the big leaders.

You can see the strategic rationale. You can see what it does for Boston Scientific. Here is a footprint comparison, pre-transaction, post-transaction, you can see what it does for us. We still have a big position in drug-eluting stents that will be our largest position in terms of Reliant but CRM is almost 25% of the Company and growing double-digits. The rest of our businesses by the way have the opportunity to grow double digits. Most of the endosurgery markets, which is approaching $1.5 billion is underpenetrated markets. There’s a lot of room to grow. It has always grown double digits as long as I can remember.

So this is an exciting diversified pure play Medtech position that starts to resemble a Medtronic like model. Medtronic has been the standard at least has been our standard and model of how the diversified high margin, high growth opportunities in Medtech. We are moving in that direction in a very aggressive pace and our goal is to be become the number one medical device company in the world globally.

This is the ticket that we bought or are buying. You can see a marked difference when you look at the market opportunity in cardiac rhythm management. It is much different and this was what was compelling to me. I was enamored by the drug-eluting stent market. It went from a $2 billion market to a $6 billion dollar market. It has been a revolution in interventional cardiology. But when you put them side-by-side in 2006 they resemble each other perhaps in size but four or five years later, there is very little resemblance because of the double-digit growth that is inherent in demographic and technology innovation in cardiac rhythm management.

So this is the most exciting place to be in Medtech and I think we’re going to have an opportunity to do very well in cardiac rhythm management and it become a very big part of our Company.

So accelerating growth, this transaction does a lot for Boston Scientific. We thought we could grow double digits over the next five years. But the risk profile was much more dependent on one product and that one product was in a market that was actually weighing down on some of our growth opportunities. While we will grow everything else the DES market might have been more of a weight than we wanted. You don’t want to be that dependent on one product. What this transaction does is change our risk profile and allows us to have a much higher confidence level, confidence level that in the next five years we can grow double-digit growth, 12% to 15% top-line and well over that bottom-line.

This is extremely exciting as you can tell by the graphs and it’s all about execution. Can we execute? We’re not without problems. We actually have our own quality issues and a warning letter that we have to fix. And Guidant has a warning letter and they have recalls and quality issues we have to fix. So while the story is great it’s not without some challenges; that’s not without saying there’s a lot of hard work to do here. But the elements are here to frankly have a very exciting next three to five years. And we plan to execute. We’ve got a great team of people along with the Guidant folks and we just have to fix some of the quality issues that the FDA is seeing not only in us, not only in Guidant but the standards are being raised even at the FDA as we speak.

That is not a bad thing. That is a good thing. That raises the barrier of entry into these markets and it also keeps the quality of what we do at a very high level.

On terms of top-line and you see bottom-line, we have the opportunity to hopefully with execution lock into 20 +% EPS growth along the way. It just changes the complexion of Boston Scientific, puts us I think in the major leagues and puts us in a position to perhaps actually outperform our model and that being Medtronic.

The other thing this transaction does and this is I think this is one of the more profound transactions at least in the last 15 years and all the things that is involved in it. We not only are buying our ticket into this unusually attractive CRM market but we’re also adding to the robustness of our drug-eluting stent program. We’ve been the leader in paclitaxel and the TAXUS product. But more competition is coming in. To have another platform to compete with actually allows us to retain our strength in this market and hopefully sustain our leadership in this market.

We now in the future will be going down the route where we can offer to our customers not only paclitaxel based drug-eluting stent technology but also the technology that is based on an olimus, sirolimus, everolimus, this other segment, if you will, of the market is very exciting too. So we will be a Company that can offer two platforms and iterate off both. And also today Guidant announced that they are going into their first clinicals with a bioresorbable stent and of course we share that technology with Abbott postclosing.

You can see the pipeline in drug-eluting stents. We have a very formidable pipeline. XIENCE just adds to that. This bioresorbable program is on top of that. So you can see why we are excited. When you compare us to our competitors we basically have more shots on goal in terms of R&D, the others are working very hard to catch up. I think it is safe to say for the next three plus years we have the best pipeline in drug-eluting stent technology. We hope to launch Liberte, the next first second generation drug-eluting stent platform later this year.

So, this is what that graph that I showed you at the front of my presentation looks like when you factor in what we think we can do with the Guidant transaction. And that includes not only CRM, cardiac surgery but a second platform and opportunity to compete further in the drug-eluting stent market. It takes us probably in 2007 close to a $10 billion company. Keep in mind two years ago we were a $3.5 billion company. So in 2003 we’re $3.5 billion, in sales. And perhaps five years later we will be approaching $12 billion.

So you can see the transformation of Boston Scientific, the strategic build continuing, leadership positions in almost everything and a very exciting growth dynamic.

Very quickly on the financing, it’s very simple. It’s somewhere in the neighborhood when you add transaction expense it’s around $28 billion. It’s the biggest transaction ever in medical device history. I submit I think it is the most profound transaction and acquisition in medical device history. You look at the transaction expense, you spent almost $1 billion on a transaction? We add a penalty for actually reaching a definitive agreement with Guidant of $700 million. The rest is the transaction part.

We will pay for that out of equity of Boston Scientific about $13 billion. Abbott will give us proceeds in connection with the sale of the VI business. We will get about after tax about $5.1 billion, bank loans of $7 billion and available cash will pay the rest. That is how that works out.

We constructed our debt build in a very prudent way. We don’t have a big obligation, or big maturities any time soon. We have plenty of time to accumulate cash to pay down this debt. And that’s why, by the way, we are still — we will be investment grade post the transaction.

We’re spending $28 billion. We’re taking on about $9.5 billion in debt net, and yet we’ve structured it in a way that will retain an investment-grade rate rating. So this is smart money. So we’ve got plenty of opportunity to pay down the debt, prepay down the debt which we plan to do.

This is another way to look at it. This is the required maturities. These, the top is the bills that will come due in 2008, 2010 and 2011. And you can see in the bottom the accumulated cash it will have to service those maturities in 2008, 2010, 2011. You can see we’re not living on the edge here. Something catastrophic would have to happen to not be able to manage this. This is a very doable transaction.

Now over and above this we have contingencies on asset sales. Within a six-month period I suspect we could raise after-tax around $1 billion if we needed it. On top of that on a discipline spend program another formula for a greater discipline and spend, over the next 48 months I could probably grab somewhere in the neighborhood of $2 to $2.5 billion out of there. So we have financial flexibility over and above what this reflects. So I presented as to our Board the other day to make sure that they slept well at night because reading the papers you would think we are living on the edge here with this transaction. That is just simply not the case. And that is why we have an investment-grade rating going out of this transaction.

I can assure you that Moody’s and Standard & Poor’s factor in every possible negative and they still come out with an investment-grade rating. So we are very excited about the opportunity. Where are we on the Guidant deal? We’re about ready to close it. We’re within I think four weeks. We hope to close it the week of April 3rd. We are checking off almost everything. We’re in contact and in sync we think with the FTC and the European Community regulatory body. We’ve got affective our S-4. Keep in mind we signed a definitive agreement on January 2[5]th. We said we were going to close this thing by around the end of the first quarter. And we’re going to accomplish that which is I think on record pace.

We announced our initial offer in December 5th. And we said we could close it quickly. We said it should be a clean transaction for the FTC and the other regulatory bodies. We think all those things are coming true. And we look forward to the closing of this transaction and the opportunities that it represents.

We will have an analyst meeting sometime in June to talk about the second half and what ‘06 and ‘07 looks like on the combined entity standpoint after owning it. And look forward to that. And also next week at the ACC, we will have some update on current business and talk about the clinical data, additional clinical data, that I think will support the strength of TAXUS as a leader in drug-eluting stent technology.

With that I have no time left. Thank you very much.

Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant. Relevant risks and uncertainties include those referenced in Boston Scientific’s and Guidant’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Neither Boston Scientific nor Guidant assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction.  The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant’s directors and executive officers is available in Guidant’s Annual Report on Form 10-K for the year ended December 31, 2005.  Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.